News release

Extraordinary General Meeting of Biofrontera AG: Biofrontera Management Board supported by large majority

Leverkusen, Germany, December 20, 2019 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, today announced the results of the Extraordinary General Meeting held on December 19, 2019. The shareholders present represented 63.71% of the registered share capital.

The resolutions proposed by the Deutsche-Balaton Group, at whose request the Extraordinary General Meeting was held, were rejected by the shareholder meeting with a large majority. Thus, the majority of the shareholders followed the recommendations of the management on all agenda items. Although the shareholders also voted with a clear majority for the additional resolution proposal of the management to establish authorized capital, the ¾-majority required by the German Stock Corporation Act was not achieved for this agenda item.

"The rejection of the proposed resolutions of the Deutsche Balaton-Group shows once again that our shareholders are fully supporting the management of Biofrontera. In particular, the shareholder meeting rejected the repeated motion for a vote of no confidence in the Management Board, thus confirming the confidence in us, as it did at the Annual General Meeting in July this year," says CEO Prof. Dr. Hermann Lübbert. "The Executive Management Board and all employees of Biofrontera are working every day - with the outstanding support of our Supervisory Board - to continue writing Biofrontera's success story. The support of our shareholders is the prerequisite without which we could not do our work. We would like to express our sincere thanks for this".

Further information on the Extraordinary General Meeting including the detailed voting results and the Management Board slide deck can be found at: https://www.biofrontera.com/en/annual-general-meeting.html

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Biofrontera AG

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 | Telefax: +49 214 87632-90

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) | Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln | Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102

Enquiries, please contact:

Biofrontera AG Thomas Schaffer, Chief Financial Officer	+49 (0) 214 87 63 2 0 ir@biofrontera.com

IR UK: Seton Services
Toni Vallen	+44(0) 20 7729 0805

IR and PR US: The Ruth Group
IR: Tram Bui PR: Kirsten Thomas	+1 646-536-7035 +1 508-280-6592

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with almost 200 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi™ for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Biofrontera AG

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 | Telefax: +49 214 87632-90

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) | Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln | Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102

Extraordinary General Meeting Biofrontera Aktiengesellschaft July 10, 2019, 11:00 AM Forum Leverkusen Agam-Saal, Am Büchelter Hof 9, 51373 Leverkusen, Germany

Publication pursuant § 130 AktG

Extraordinary General Meeting of Biofrontera AG held on December 19, 2019 in Leverkusen, Germany

Shareholder presence:

Registered share capital	EUR 44,849,365.00
Shares issued	44,849,365
Shares represented (initial presence)	28,574,675
% of registered share capital represented	63,71%

Voting results:

Agenda Items	Number of Shares with Valid Votes	% of Registered Share Capital	Votes for	Votes Against	% Votes For	Votes Withheld
TOP 1a	28,519,452	63.59	7,765,798	20,753,654	27.23	61,831
TOP 2aa	28,110,136	62.68	8,255,872	19,854,264	29.37	471,147
TOP 2bb	28,234,051	62.95	9,149,860	19,084,191	32.41	347,232
TOP 2cc	27,946,994	62.31	8,137,737	19,809,277	29.12	634,289
TOP 3	28,514,736	63.58	19,722,126	8,792,610	69.17	66,337

Please refer to the publication in the Federal Gazette for the exact wording of the resolution proposals on the agenda items.

Contact details:

Biofrontera AG, Hemmelrather Weg 201, D-51377 Leverkusen

Anke zur Mühlen, Phone: +49 (0) 214 87632 22 www.biofrontera.com

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